UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2018

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 - Certificate of Interim Filings - Full Certificate - CEO
Form 52-109F2 - Certificate of Interim Filings - Full Certificate - CFO

On January 9, 2018, EXFO Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2017. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations as well as certifications of interim filings for the first fiscal quarter of the 2018 fiscal year. This press release and information relating to EXFO's financial condition and results of operations and certifications of interim filings for the first fiscal quarter of the 2018 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: January 9, 2018

PRESS RELEASE

EXFO reports first-quarter results for fiscal 2018

▪	Sales total US$63.4 million, above midpoint of guidance range
▪	Bookings attain US$65.9 million, book-to-bill ratio of 1.04
▪	Gross margin improves to 63.3% of sales
▪	Adjusted EBITDA reaches US$6.1 million, 9.6% of sales

QUEBEC CITY, CANADA, January 9, 2018 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the first quarter ended November 30, 2017.
Sales reached US$63.4 million in the first quarter of fiscal 2018 compared to US$61.8 million in the first quarter of 2017 and US$63.0 million in the fourth quarter of 2017.
Bookings attained US$65.9 million in the first quarter of fiscal 2018 compared to US$65.9 million in the same period last year and US$66.3 million in the fourth quarter of 2017. The company's book-to-bill ratio was 1.04 in the first quarter of 2018.
Gross margin before depreciation and amortization* amounted to 63.3% of sales in the first quarter of fiscal 2018 compared to 63.1% in the first quarter of 2017 and 61.9% in the fourth quarter of 2017.
IFRS net earnings in the first quarter of fiscal 2018 totaled US$2.7 million, or US$0.05 per diluted share, compared US$3.3 million, or US$0.06 per diluted share, in the same period last year and US$0.8 million, or US$0.02 per diluted share, in the fourth quarter of 2017. IFRS net earnings in the first quarter of 2018 included US$0.9 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs, US$0.2 million for the positive change of the fair value of the cash contingent consideration related to the Ontology Systems acquisition, US$0.8 million in after-tax acquisition-related costs and a foreign exchange gain of US$1.2 million.
Adjusted EBITDA* totaled US$6.1 million, or 9.6% of sales, in the first quarter of fiscal 2018 compared to US$6.3 million, or 10.2% of sales, in the first quarter of 2017 and US$8.5 million, or 13.6% of sales, in the fourth quarter of 2017.
In the first quarter of fiscal 2018, EXFO acquired a 33.1% stake in France-based Astellia, a leading provider of network and subscriber intelligence for mobile network operators, for a cash consideration of US$10.3 million with the intent to purchase the remaining equity through a public tender offer that opened on December 15, 2017 and is scheduled to close on January 23, 2018. In late December, EXFO increased its investment in Astellia to 40.3% of the total shares outstanding by acquiring an additional 7.2% off-market for a cash consideration of US$2.2 million. The entirety of Astellia's equity is valued at approximately US$30.3 million.
EXFO also closed the acquisition of Yenista Optics, a supplier of complementary high-end optical test instruments for the lab and manufacturing markets, in the first quarter of 2018 for a total cash consideration of US$9.5 million, net of cash acquired. At the end of the first quarter of 2018, EXFO held a cash position of US$19.5 million.
Following the quarter-end, EXFO increased its credit facilities to C$70.0 million (US$54.3 million) and US$9.0 million. The new credit facilities will be used to finance the acquisition of Astellia's remaining equity as well as working capital and general corporate purposes.

"EXFO has gotten off to a running start in the first quarter of 2018 with sales above the midpoint of our guidance and strong earnings results," said EXFO's CEO Philippe Morin. "We leveraged the ongoing 100G optical investment cycle as fiber is being rolled out closer to the network edge and inside data centers, while benefiting from revenue contributions of recently acquired businesses. We are looking forward to close our public tender offer of Astellia's shares in the not-too-distant future in order to significantly increase our scale and market position in the global telecom service assurance and analytics industry."

Selected Financial Information
(In thousands of US dollars)

		Q1 2018	Q4 2017		Q1 2017

Physical-layer sales		$42,513	$40,802		$42,016
Protocol-layer sales		20,641	22,122		20,009
Foreign exchange gains (losses) on forward exchange contracts		237	57		(240)
Total sales		$63,391	$62,981		$61,785

Physical-layer bookings		$48,352	$39,322		$44,090
Protocol-layer bookings		17,290	26,943		22,009
Foreign exchange gains (losses) on forward exchange contracts		237	57		(240)
Total bookings		$65,879	$66,322		$65,859
Book-to-bill ratio (bookings/sales)		1.04	1.05		1.07
Gross margin before depreciation and amortization*		$40,102	$39,009		$38,972
		63.3%	61.9%		63.1%

Other selected information:
IFRS net earnings		$2,679	$844		$3,303
Amortization of intangible assets		$1,119	$1,048		$427
Stock-based compensation costs		$402	$431		$258
Restructuring charges	$	‒	$1,266	$	‒
Changes in fair value of cash contingent consideration		$(155)	$(383)	$	‒
Net income tax effect of the above items		$(172)	$(275)		$(64)
Foreign exchange (gain) loss		$(1,218)	$2,943		$(512)
Adjusted EBITDA*		$6,059	$8,545		$6,321

Operating Expenses
Selling and administrative expenses totaled US$23.2 million, or 36.6% of sales in the first quarter of fiscal 2018 compared to US$21.6 million, or 35.0% of sales, in the same period last year and US$20.8 million, or 33.1% of sales, in the fourth quarter of 2017. Selling and administrative expenses in the first quarter of 2018 included US$0.8 million in acquisition-related costs as well as three months' impact of Ontology Systems expenses and two months of Yenista Optics.
Net R&D expenses totaled US$11.3 million, or 17.8% of sales, in the first quarter of fiscal 2018 compared to US$11.3 million, or 18.3% of sales, in the first quarter of 2017 and US$11.3 million, or 17.9% of sales, in the fourth quarter of 2017. Net R&D expenses in the first quarter of 2018 included three months' impact of Ontology Systems expenses and two months of Yenista Optics.

First-Quarter Highlights
•
Sales. Sales increased 2.6% year-over-year mainly due to the ongoing 100G optical investment cycle as well as the positive impact of the recent Yenista Optics and Ontology Systems acquisitions. Physical-layer sales accounted for 67% of total revenue in the first quarter of 2018, while Protocol-layer sales totaled 33%. Revenue distribution among the three main selling regions in the first quarter amounted to 53% in the Americas, 23% in Europe, Middle East and Africa (EMEA) and 24% in Asia-Pacific.  EXFO's top customer accounted for 13.8% of sales, while the top three represented 21.6%.

•
Profitability. EXFO generated adjusted EBITDA of US$6.1 million, or 9.6% of sales, in the first quarter of 2018 compared to US$6.3 million, or 10.2% of sales, in the first quarter of 2017. The company also delivered US$2.4 million in cash flows from operating activities in the first quarter of 2018.

•
Innovation. EXFO launched four new products or major enhancements in the first quarter of fiscal 2018 including EX1, a multipurpose test solution for validating bandwidth speed up to full line rate Gigabit Ethernet and for monitoring quality of experience at customer premises; a compact 400G test solution for network equipment manufacturers, carrier labs and data centers; an optical spectrum analyzer delivering in-service optical signal-to-noise ratio (OSNR) measurements for networks up to 400G; and a power meter that automatically detects and adapts test parameters for passive optical network (PON) technology in use at customer premises.

Business Outlook
EXFO forecasts sales between US$59.0 million and US$64.0 million for the second quarter of fiscal 2018, while IFRS net loss is expected to range between US$0.08 and US$0.04 per share. IFRS net loss includes US$0.02 per share in after-tax amortization of intangible assets and stock-based compensation costs, US$0.03 per share for acquisition expenses related to the Astellia transaction, US$0.03 per share to account for the effects of the new US tax reform on EXFO's deferred US tax assets, and an anticipated foreign exchange loss of US$0.02 per share.
This guidance, which excludes financial results of the pending Astellia acquisition to be accounted by EXFO, was established by management based on existing backlog as of the date of this news release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this news release.
Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review first-quarter results for fiscal 2018. To listen to the conference call and participate in the question period via telephone, dial 1-323-794-2551. Please take note the following participant passcode will be required: 1612195. Executive Chairman Germain Lamonde, CEO Philippe Morin and Pierre Plamondon, CPA, Chief Financial Officer and Vice-President of Finance, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8 p.m. on January 16, 2018. The replay number is 1-719-457-0820 and the participant passcode is 1612195. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.
About EXFO
EXFO develops smarter network test, monitoring and analytics solutions for the world's leading communications service providers, network equipment manufacturers and webscale companies. Since 1985, we've worked side by side with our customers in the lab, field, data center, boardroom and beyond to pioneer essential technology and methods for each phase of the network lifecycle. Our portfolio of test orchestration and real-time 3D analytics solutions turn complex into simple and deliver business-critical insights from the network, service and subscriber dimensions. Most importantly, we help our customers flourish in a rapidly transforming industry where "good enough" testing, monitoring and analytics just aren't good enough anymore—they never were for us, anyway. For more information, visit EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; our ability to successfully integrate businesses that we acquire; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company's results through the eyes of management, and to better understand its historical and future financial performance.
The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.
Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization.
Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, change in the fair value of cash contingent consideration and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:
Adjusted EBITDA
	Q1 2018	Q4 2017	Q1 2017

IFRS net earnings for the period	$2,679	$884	$3,303

Add (deduct):

Depreciation	1,154	1,008	903
Amortization	1,119	1,048	427
Interest and other (income) expense	338	275	(20)
Income taxes	1,740	1,113	1,962
Stock-based compensation costs	402	431	258
Restructuring charges	‒	1,266	‒
Change in fair value of cash contingent consideration	(155)	(383)	‒
Foreign exchange (gain) loss	(1,218)	2,943	(512)
Adjusted EBITDA for the period	$6,059	$8,545	$6,321

Adjusted EBITDA in percentage of sales	9.6%	13.6%	10.2%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at November 30, 2017	As at August 31, 2017
Assets

Current assets
Cash	$18,451	$38,435
Short-term investments	1,004	775
Accounts receivable
Trade	39,784	41,130
Other	4,082	3,907
Income taxes and tax credits recoverable	4,664	4,955
Inventories	37,164	33,832
Prepaid expenses	3,946	4,202
	109,095	127,236

Tax credits recoverable	38,245	38,111
Property, plant and equipment	41,253	40,132
Investment in an associate (note 3)	9,706	‒
Intangible assets (note 3)	14,403	11,183
Goodwill (note 3)	39,204	35,077
Deferred income tax assets	6,599	6,555
Other assets	573	947

	$259,078	$259,241
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$38,444	$36,776
Provisions	1,445	3,889
Income taxes payable	748	663
Deferred revenue	10,590	11,554
Current portion of long-term debt (note 7)	510	‒
	51,737	52,882

Deferred revenue	5,978	6,257
Long-term debt (notes 3 and 7)	1,595	‒
Deferred income tax liabilities	4,317	3,116
Other liabilities	374	196
	64,001	62,451

Shareholders' equity
Share capital (note 8)	91,009	90,411
Contributed surplus	18,016	18,184
Retained earnings	129,839	127,160
Accumulated other comprehensive loss	(43,787)	(38,965)

	195,077	196,790

	$259,078	$259,241

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,
	2017	2016

Sales	$63,391	$61,785

Cost of sales (1) (note 9)	23,289	22,813
Selling and administrative (note 9)	23,193	21,595
Net research and development (note 9)	11,252	11,314
Depreciation of property, plant and equipment (note 9)	1,154	903
Amortization of intangible assets (note 9)	1,119	427
Change in fair value of cash contingent consideration (note 5)	(155)	‒
Interest and other (income) expense	338	(20)
Foreign exchange gain	(1,218)	(512)

Earnings before income taxes	4,419	5,265

Income taxes (note 10)	1,740	1,962

Net earnings for the period	$2,679	$3,303

Basic and diluted net earnings per share	$0.05	$0.06

Basic weighted average number of shares outstanding (000's)	54,805	53,884

Diluted weighted average number of shares outstanding (000's) (note 11)	55,793	55,001

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Three months ended November 30,
	2017	2016

Net earnings for the period	$2,679	$3,303
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(4,130)	(4,217)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	(524)	(561)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	(383)	181
Deferred income tax effect of gains/losses on forward exchange contracts	215	92

Other comprehensive loss	(4,822)	(4,505)

Comprehensive loss for the period	$(2,143)	$(1,202)

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Three months ended November 30, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401
Issuance of share capital (note 8)	3,490	‒	‒	‒	3,490
Reclassification of stock-based compensation costs (note 8)	346	(346)	‒	‒	‒
Stock-based compensation costs	‒	214	‒	‒	214
Net earnings for the period	‒	‒	3,303	‒	3,303
Other comprehensive loss
Foreign currency translation adjustment	‒	‒	‒	(4,217)	(4,217)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $92	‒	‒	‒	(288)	(288)

Total comprehensive loss for the period					(1,202)

Balance as at November 30, 2016	$89,352	$18,018	$129,612	$(53,079)	$183,903

	Three months ended November 30, 2017
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2017	$90,411	$18,184	$127,160	$(38,965)	$196,790
Reclassification of stock-based compensation costs (note 8)	598	(598)	‒	‒	‒
Stock-based compensation costs	‒	430	‒	‒	430
Net earnings for the period	‒	‒	2,679	‒	2,679
Other comprehensive loss
Foreign currency translation adjustment	‒	‒	‒	(4,130)	(4,130)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $215	‒	‒	‒	(692)	(692)

Total comprehensive loss for the period					(2,143)

Balance as at November 30, 2017	$91,009	$18,016	$129,839	$(43,787)	$195,077

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,
	2017	2016

Cash flows from operating activities
Net earnings for the period	$2,679	$3,303
Add (deduct) items not affecting cash
Stock-based compensation costs	402	258
Depreciation and amortization	2,273	1,330
Write-off of capital assets	124	‒
Change in fair value of cash contingent consideration	(155)	‒
Deferred revenue	(782)	(75)
Deferred income taxes	(240)	147
Changes in foreign exchange gain/loss	(247)	(538)
	4,054	4,425

Changes in non-cash operating items
Accounts receivable	1,085	(2,558)
Income taxes and tax credits	59	(344)
Inventories	(1,953)	(1,248)
Prepaid expenses	318	258
Other assets	4	13
Accounts payable, accrued liabilities and provisions	(1,369)	(1,425)
Other liabilities	188	‒
	2,386	(879)
Cash flows from investing activities
Additions to short-term investments	(234)	(296)
Purchases of capital assets	(1,991)	(1,237)
Investment in an associate (note 3)	(10,311)	‒
Business combination, net of cash acquired (note 3)	(9,540)	(5,000)
	(22,076)	(6,533)
Cash flows from financing activities
Bank loan	2	‒
Repayment of long-term debt	(70)	‒
	(68)	‒

Effect of foreign exchange rate changes on cash	(226)	(735)

Change in cash	(19,984)	(8,147)
Cash – Beginning of the period	38,435	43,208
Cash – End of the period	$18,451	$35,061

Supplementary information
Income taxes paid	$682	$958

As at November 30, 2016 and 2017, additions to capital assets amounted to $1,179 and $2,889 respectively, and unpaid purchases of capital assets amounted to $441 and $1,420 respectively.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together, "EXFO" or the "company") develops, manufactures and markets smarter network test, monitoring and analytics solutions for the world's leading communications service providers, network equipment manufacturers and webscale companies.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Québec City, Quebec, Canada, G1M 2K2.

These condensed unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on January 9, 2018.

2	Basis of Presentation

These condensed unaudited interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting", and using the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements, except as described in note 3. Consequently, these condensed unaudited interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements Not Yet Adopted

Financial instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting, representing a new hedge accounting model, have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The company will adopt this new standard on September 1, 2018. The company is currently assessing the impact that the new standard will have on its consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Revenue from contracts with customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company has performed an assessment to identify significant areas of impact, if any, between the company's current accounting treatment under IAS 18, "Revenue" and the new requirements of IFRS 15. Based on the assessments to date, the company anticipates that the main areas of impact will relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangements that contain customer acceptance clauses, whereby revenue could be recognized sooner, and the sale of licences that provides customers with the "right to use" the company's intellectual property, where revenue will be recognized at a point in time rather than over time. The company will adopt this new standard on September 1, 2018 using the modified retrospective method, with the cumulative effect of the initial application of the standard recognized as an adjustment to the opening balance of retained earnings as at the date of initial application. The company will apply this standard retrospectively only to contracts that are not completed at the date of initial application.

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related Interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

Foreign Currency Transactions and Advance Consideration

IFRIC 22, "Foreign Currency Transactions and Advance Consideration", was issued in December 2016. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company will adopt this interpretation on September 1, 2018 and is currently assessing the impact that it will have on its consolidated financial statements.

Uncertainty over Income Tax Treatments

IFRIC 23, "Uncertainty over Income Tax Treatment", was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The company will adopt this interpretation on September 1, 2019 and is currently assessing the impact that it will have on its consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

3	Investment in an Associate and Business Combination

Investment in an Associate

Astellia S.A.

On September 8, 2017, the company acquired a 33.1% interest in Astellia S.A. ("Astellia"), a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and increase revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The purchase price amounted €10 per share for a total cash consideration of €8,568,000 (US$10,311,000).

The investment in Astellia provides the company with a significant influence over Astellia, and it is therefore accounted for under the equity method as required by IAS 28, "Investments in Associates and Joint Ventures". Under this method, on initial recognition, this investment is recognized at cost, and the carrying amount increases or decreases to recognize the company's share of the profit or loss of Astellia after the acquisition date. The company has determined that for the quarter ended November 30, 2017, its share of Astellia's profit or loss was nominal, and therefore the carrying amount of the investment has not changed and the equity income for the period is nil.

The allocation of the fair value of the total consideration transferred is preliminary. However, the company expects to complete the final allocation for this acquisition in the third quarter of fiscal 2018.

On October 10, 2017, the company reached an agreement with Astellia to acquire Astellia's remaining shares, at a share price of €10, for total consideration of €17,312,010 (approximately US$20,000,000) by way of a public tender offer. The public offering opened on December 15, 2017. If the public tender offering is successful, the company's acquisition of Astellia is expected to close early in calendar 2018 (note 6).

On December 21 and 22, 2017, the company acquired additional interests of 6.0% and 1.2% respectively in Astellia at a purchase price of €10 per share for a total cash consideration of €1,878,610 (US$2,235,000), which brings the company's investment in Astellia to 40.3%.

Business Combination

Yenista Optics S.A.S.

On October 2, 2017, the company acquired all issued and outstanding shares of Yenista Optics S.A.S. (''Yenista''), a privately held company located in France, a supplier of advanced optical test equipment for the research and development and manufacturing markets. The acquisition-date fair value of the total consideration amounted to €9,400,000 (US$11,052,000) and consisted of €8,114,000 (US$9,540,000) in cash, net of Yenista's cash of €1,286,000 (US$1,512,000) at the acquisition date.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's preliminary estimate of their fair value as at the acquisition date. The results of operations of the acquired business were included in the consolidated financial statements of the company since October 2, 2017, being the acquisition date.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of the total consideration transferred was allocated based on a preliminary estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Accounts receivable	$1,889
Inventories	2,504
Property, plant and equipment	1,424
Intangible assets	3,374
Other assets	171
9,362
Liabilities assumed
Accounts payable and accrued liabilities	1,035
Long-term debt (note 7)	2,143
Deferred income taxes	1,160
Net identifiable assets acquired	5,024
Goodwill	4,516
Fair value of the total consideration transferred, net of cash acquired	$9,540

Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of five years.

Acquired goodwill mainly represents synergies with the company's products as well as Yenista's acquired workforce. Acquired goodwill is not deductible for tax purposes. Goodwill is allocated to the EXFO cash generating unit.

The allocation of the fair value of the total consideration transferred is preliminary because the acquisition was closed during the quarter and because certain information required to complete the final allocation remains outstanding. The company expects to complete the final allocation for this acquisition in the second quarter of fiscal 2018. Assets acquired and liabilities assumed that are likely to change upon completing a more detailed valuation and the finalization of the allocation are comprised of inventories, intangible assets, goodwill and related deferred income taxes.

The functional currency of Yenista is the euro, and, as such, it is considered a foreign operation. The financial statements of Yenista were translated into Canadian dollars as follows: assets and liabilities were translated at the exchange rate in effect on the date of the balance sheet; revenue and expenses were translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation was included in accumulated other comprehensive income in shareholders' equity.

The following table summarizes changes in goodwill during the three months ended November 30, 2017:

Balance – Beginning of the period	$35,077
Business combination	4,516
Foreign currency translation adjustment	(389)

Balance – End of the period	$39,204

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4	Restructuring Charges

In fiscal 2017, the company implemented a restructuring plan to streamline its passive monitoring solutions portfolio.

The following table summarizes changes in restructuring charges payable during the three months ended November 30, 2017:

Balance – Beginning of the period	$2,477
Payments	(1,085)
Reversal	(356)

Balance – End of the period	$1,036

5	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3:	Unobservable inputs for the asset or liability

The company's short-term investments, forward exchange contracts and contingent liability are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates. The company's contingent liability is classified within Level 3 of the fair value hierarchy because it is valued using unobservable inputs such as expected future sales of Ontology Partners Limited.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy, is as follows:

	As at November 30, 2017						As at August 31, 2017
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
Financial assets
Short-term investments		$1,004	$	‒	$	‒		$775	$	‒	$	‒
Forward exchange contracts	$	‒		$1,245	$	‒	$	‒		$2,258	$	‒

Financial liabilities
Contingent liability	$	‒	$	‒		$985	$	‒	$	‒		$1,092

During the three months ended November 30, 2017, the fair value of the contingent liability decreased by $155,000, which was recorded in the consolidated statement of earnings for that period.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company's forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at November 30, 2017, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized below:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2017 to August 2018	$16,100	1.3349
September 2018 to August 2019	11,100	1.3413
Total	$27,200	1.3375

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2017 to August 2018	$2,200	68.94
September 2018 to February 2019	4,000	67.72
Total	$6,200	68.15

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $2,258,000 as at August 31, 2017, and $1,245,000 as at November 30, 2017.

As at November 30, 2017, forward exchange contracts in the amount of $1,041,000 are presented as current assets in other accounts receivable and forward exchange contracts in the amount of $204,000 are presented as long-term assets in other long-term assets in the consolidated balance sheet. Forward exchange contracts of $110,000 included in accounts receivable, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on its portfolio of forward exchange contracts as at November 30, 2017, the company estimates that the portion of the net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings (sales) over the next 12 months, amounts to $931,000.

During the three months ended November 30, 2017, the company recognized within its sales foreign exchange gains on forward exchange contracts of $237,000, compared to foreign exchange losses $240,000 for the three months ended November 30, 2016.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6	Credit Facilities

On October 25, 2017, the company modified certain credit facilities whereby existing lines of credits, that provided advances up to CA$4,800,000 (US$3,724,000) and up to US$6,000,000 for operating purposes, were cancelled and replaced with a credit facility of CA$28,929,000 (US$22,445,000) mainly for the acquisition of the remaining shares of Astellia under the public tender offer. On November 27, 2017, a letter of credit of €17,337,019 (US$20,622,000) was drawn from this credit facility to guarantee the execution of the public tender offer (note 3). As at November 30, 2017, that letter of credit was still outstanding and it expires on May 27, 2018. This credit facility bears interest at the Canadian prime rate and is secured by a movable mortgage of CA$65,000,000 (US$50,435,000) over the universality of the company's Canadian movable assets, present and future.

In addition, on December 21, 2017, the company cancelled and replaced this renewed credit facility (that provided advances up to CA$28,929,000 (US$22,445,000)), with new revolving credit facilities of up to CA$70,000,000 (approximately US$54,300,000) and US$9,000,000. These modified credit facilities are expected to be used to finance the acquisition of Astellia's remaining shares as well as working capital and other general corporate purposes. The Canadian dollar revolving credit facility bears interest at the Canadian prime rate or LIBOR, plus a margin, and the US dollar revolving credit facility bears interest at the US prime rate or LIBOR plus a margin. These revolving credit facilities are secured by a movable mortgage over the universality of the company's Canadian movable assets, present and future, as well as over the universality of movable assets, present and future, of certain US and UK subsidiaries. The letter of credit of €17,337,019 (US$20,622,000) issued on November 27, 2017 is now covered by these new revolving credit facilities.

7	Long-term Debt

As part of the acquisition of Yenista, the company assumed long-term debt (note 3). Long-term debt represents a non-derivative financial liability, and it is classified in other financial liabilities; it is initially measured at fair value plus transaction costs, and it is subsequently carried at amortized cost using the effective interest rate method.

	As at November 30, 2017	As at August 31, 2017

Unsecured, non-interest-bearing loan, denominated in euros, repayable in quarterly instalments of €17,250 (US$20,519) starting in June 2019, maturing in March 2024	$380	$	‒
Unsecured, non-interest-bearing loan, denominated in euros, repayable in quarterly instalments of €22,850 (US$27,180) starting in June 2020, maturing in March 2025	500		‒
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 2.0%, maturing at different dates between December 2017 to August 2022	1,125		‒
Other long-term debt	100		‒
	2,105		‒
Current portion of long-term debt	510		‒
	$1,595	$	‒

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Principal repayments of long-term debt over the forthcoming years are as follows:

	As at November 30, 2017	As at August 31, 2017

No later than one year	$510	$	‒
Later than one year and no later than five years	1,300		‒
Later than five years	395		‒
	$2,205	$	‒

8	Share Capital

The following tables summarize changes in share capital for the three months ended November 30, 2016 and 2017.

	Three months ended November 30, 2016
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2016	31,643,000	$1	21,917,942	$85,515	$85,516
Issuance of share capital	−	−	793,070	3,490	3,490
Redemption of restricted share units	−	−	88,371	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	346	346

Balance as at November 30, 2016	31,643,000	$1	22,799,383	$89,351	$89,352

	Three months ended November 30, 2017
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2017	31,643,000	$1	23,068,777	$90,410	$90,411
Redemption of restricted share units	−	−	155,619	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	598	598

Balance as at November 30, 2017	31,643,000	$1	23,224,396	$91,008	$91,009

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended November 30,
	2017	2016

Gross research and development expenses	$13,063	$12,640
Research and development tax credits and grants	(1,811)	(1,326)

Net research and development expenses for the period	$11,252	$11,314

Inventory write-down is as follows:

	Three months ended November 30,
	2017	2016

Inventory write-down for the period	$703	$494

Depreciation and amortization expenses by functional area are as follows:

	Three months ended November 30,
	2017	2016

Cost of sales
Depreciation of property, plant and equipment	$472	$359
Amortization of intangible assets	911	296
	1,383	655

Selling and administrative expenses
Depreciation of property, plant and equipment	164	118
Amortization of intangible assets	112	19
	276	137

Net research and development expenses
Depreciation of property, plant and equipment	518	426
Amortization of intangible assets	96	112
	614	538
	$2,273	$1,330

Depreciation of property, plant and equipment	$1,154	$903
Amortization of intangible assets	1,119	427
	$2,273	$1,330

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Employee compensation comprises the following:

	Three months ended November 30,
	2017	2016

Salaries and benefits	$29,622	$28,778
Stock-based compensation costs	402	258
Total employee compensation for the period	$30,024	$29,036

Stock-based compensation costs by functional area are as follows:

	Three months ended November 30,
	2017	2016

Cost of sales	$36	$27
Selling and administrative expenses	276	179
Net research and development expenses	90	52
Total stock-based compensation for the period	$402	$258

10	Income Taxes

For the three months ended November 30, 2016 and 2017, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended November 30,
	2017	2016

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$1,193	$1,422

Increase (decrease) due to:
Foreign income taxed at different rates	(103)	(172)
Non-deductible loss (non-taxable income)	(54)	194
Non-deductible expenses	381	173
Change in tax rates	‒	(89)
Foreign exchange effect of translation of foreign subsidiaries	(92)	(122)
Utilization of previously unrecognized deferred income tax assets	(244)	(156)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,035	850
Other	(376)	(138)

Income tax provision for the period	$1,740	$1,962

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The income tax provision consists of the following:

	Three months ended November 30,
	2017	2016

Current	$1,980	$1,815
Deferred	(240)	147

	$1,740	$1,962

On December 22, 2017, the US tax reform ("Tax Cuts and Jobs Act") was substantively enacted and would permanently reduce the maximum corporate income tax rate from 35% to 21%, effective for tax years beginning after December 31, 2017. Based on management's estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, the company will record a deferred income tax expense of approximately $1,500,000 in the consolidated statement of earnings of the second quarter of fiscal 2018 to account for the effect of this new substantively enacted tax rate.

11	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding to the diluted weighted average number of shares outstanding:

	Three months ended November 30,
	2017	2016

Basic weighted average number of shares outstanding (000's)	54,805	53,884
Plus dilutive effect of (000's):
Restricted share units	813	958
Deferred share units	175	159

Diluted weighted average number of shares outstanding (000's)	55,793	55,001

Stock awards excluded from the calculation of diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000's)	124	−

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; our ability to successfully integrate businesses that we acquire; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated January 9, 2018.
All dollar amounts are expressed in US dollars, except as otherwise noted.
COMPANY OVERVIEW AND RECENT DEVELOPMENTS
We are a leading provider of next-generation test, monitoring and analytics solutions for fixed and mobile communications service providers (CSPs), webscale operators as well as network equipment manufacturers (NEMs) in the global telecommunications industry. Our intelligent solutions are designed to improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycles. We target high-growth market opportunities related to increasing bandwidth capacity and improving quality of experience on network infrastructures: 5G, Internet of Things (IoT), 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G and 400G network upgrades, as well as fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We launched four new products or major enhancements in the first quarter of fiscal 2018 including EX1, a multipurpose test solution for validating bandwidth speed up to full line rate Gigabit Ethernet and for monitoring quality of experience on customer's premises; a compact 400G test solution for NEMs, carrier labs and data centers; an optical spectrum analyzer delivering in-service optical signal-to-noise ratio (OSNR) measurements for networks up to 400G; and a power meter that automatically detects and adapts test parameters for the passive optical network (PON) technology in use at customer premises.

Our sales increased 2.6% to $63.4 million in the first quarter of fiscal 2018 from $61.8 million for the same period last year. Bookings, which represent purchase orders received from customers, amounted to $65.9 million in the first quarter of fiscal 2018, for a book-to-bill ratio of 1.04, flat compared to $65.9 million for the same period last year.

Net earnings amounted to $2.7 million, or $0.05 per diluted share, in the first quarter of fiscal 2018, compared to $3.3 million, or $0.06 per diluted share, for the same period last year. Net earnings for the first quarter of fiscal 2018 included $0.9 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs, $0.2 million for positive change in the fair value of the cash contingent consideration, $0.8 million in after-tax acquisition-related costs, and a foreign exchange gain of $1.2 million. For the same period last year, net earnings included $0.4 million in after-tax amortization of intangible assets, $0.3 million in stock-based compensation costs and a foreign exchange gain of $0.5 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs, change in fair value of cash contingent consideration, and foreign exchange gain) reached $6.1 million, or 9.6% of sales, in the first quarter of fiscal 2018, compared to $6.3 million, or 10.2% of sales for the same period last year. See page 36 in this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings.

On September 8, 2017, we acquired a 33.1% interest in Astellia S.A. ("Astellia"), a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and develop revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The purchase price amounted €10 per share for a total cash consideration of €8.6 million (US$10.3 million). The investment in Astellia provides us with a significant influence over Astellia, and it is therefore accounted for under the equity method as required by IAS 28, "Investments in Associates and Joint Ventures". Under this method, on initial recognition, this investment was recognized at cost, and the carrying amount increases or decreases to recognize our share of the profit or loss of Astellia after the acquisition date. For the three months ended November 30, 2017, our share in Astellia's net earnings was nominal.

On October 2, 2017, we acquired all issued and outstanding shares of Yenista Optics S.A.S (Yenista), a privately held company located in France, a supplier of advanced optical test equipment for the research and development and manufacturing markets. Its portfolio includes benchtop optical spectrum analyzers, tunable lasers, tunable filters and passive optical component test systems for NEMs and optical component vendors. The acquisition-date fair value of the total consideration amounted to €9.4 million (US$11.1 million) and consisted of €8.1 million (US$9.5 million) in cash, net of Yenista's cash of €1.3 million (US$1.6 million) at the acquisition date. This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's preliminary estimate of their fair value as at the acquisition date. The results of operations of the acquired business were included in our consolidated financial statements since October 2, 2017, being the date of acquisition.

On October 10, 2017, we reached an agreement with Astellia to acquire Astellia's remaining shares, at a share price of €10, for total consideration of €17.3 million (approximately US$20 million) by way of a public tender offer. The tender offer received unanimous support from Astellia's Board of Directors, which recommends that Astellia's shareholders tender their shares to the offer after examining the report provided by Associés en Finance, an independent expert, stating that the offer price is fair for the company's shareholders from a financial point of view. The offer, which was declared compliant by the French Autorité des Marchés Financiers on December 12, 2017, will be opened for a period of 25 trading days from and including December 15, 2017 through January 23, 2018. If the conditions are satisfied upon completion of the offer, we intend to proceed to a mandatory squeeze-out procedure to acquire the remaining outstanding shares at consideration equal to the public offering opened on December 15, 2017. The settlement of the acquisition is expected to take place early in calendar 2018.

On October 25, 2017, we modified certain credit facilities whereby existing lines of credits, that provided advances up to CA$4.8 million (US$3.7 million) and up to US$6.0 million for operating purposes, were cancelled and replaced with a credit facility of CA$28.9 million (US$22.4 million) mainly for the acquisition of the remaining shares of Astellia under the public tender offer. On November 27, 2017, a letter of credit of €17.3 million (US$20.6 million) was drawn from this credit facility to guarantee the execution of the public tender offer.

On December 21, 2017, we cancelled and replaced this renewed credit facility (that provided advances up to CA$28.9 million (US$22.4 million), with new revolving credit facilities of up to CA$70.0 million (approximately US$54.3 million) and $US9.0 million. These modified credit facilities are expected to be used to finance the acquisition of Astellia's remaining shares as well as working capital and other general corporate purposes. The letter of credit of €17.3 million (US$20.6 million) issued on November 27, 2017 to guarantee the execution of the public tender offer is now covered by these new revolving credit facilities.

On December 21 and 22, 2017, we acquired additional interests of 6.0% and 1.2%, respectively, in Astellia at a purchase price of €10 per share for a total cash consideration of €1.9 million (US$2.2 million), which brings our investment in Astellia to 40.3%.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)
	Three months ended November 30,		Three months ended November 30,

	2017	2016	2017	2016

Sales	$63,391	$61,785	100.0%	100.0%

Cost of sales (1)	23,289	22,813	36.7	36.9
Selling and administrative	23,193	21,595	36.6	35.0
Net research and development	11,252	11,314	17.8	18.3
Depreciation of property, plant and equipment	1,154	903	1.8	1.4
Amortization of intangible assets	1,119	427	1.8	0.7
Change in fair value of cash contingent consideration	(155)	‒	(0.2)	‒
Interest and other (income) expense	338	(20)	0.5	‒
Foreign exchange gain	(1,218)	(512)	(1.9)	(0.8)
Earnings before income taxes	4,419	5,265	6.9	8.5
Income taxes	1,740	1,962	2.7	3.2
Net earnings for the period	$2,679	$3,303	4.2%	5.3%

Basic and diluted net earnings per share	$0.05	$0.06

Other selected information:

Gross margin before depreciation and amortization (2)	$40,102	$38,972	63.3%	63.1%

Research and development:
Gross research and development	$13,063	$12,640	20.6%	20.5%
Net research and development	$11,252	$11,314	17.8%	18.3%

Adjusted EBITDA (2)	$6,059	$6,321	9.6%	10.2%
(1)	Cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 36 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Three months ended November 30,
	2017	2016

Physical-layer product line	$42,513	$42,016
Protocol-layer product line	20,641	20,009
	63,154	62,025
Foreign exchange gains (losses) on forward exchange contracts	237	(240)
Total sales	$63,391	$61,785
Bookings
	Three months ended November 30,
	2017	2016

Physical-layer product line	$48,352	$44,090
Protocol-layer product line	17,290	22,009
	65,642	66,099
Foreign exchange gains (losses) on forward exchange contracts	237	(240)
Total bookings	$65,879	$65,859
For the three months ended November 30, 2017, our sales increased 2.6% to $63.4 million, compared to $61.8 million for the same period last year, while our bookings amounted to $65.9 million, flat compared to the same period last year, for a book-to-bill ratio of 1.04.

Sales

In the first quarter of fiscal 2018, the increase in total sales year-over-year comes from the positive effect of our recent acquisitions of Yenista and Ontology Systems, as well as the positive impact on our sales of the decrease in the average value of the US dollars compared to other currencies.

Excluding the positive effect of the recent acquisition of Yenista and the positive currency impact, the year-over-year decrease in sales of our physical-layer product line mainly comes from the Americas, where we experienced lower sales and bookings for our copper-testing solutions (a subgroup within our physical-layer product line), compared to the same period last year; these solutions are characterized by large intermittent orders from customers. The decrease in sales in the Americas was offset in part by a stronger performance of this product line in Europe, Middle-East and Africa (EMEA), compared to the same period last year, as sales to the Asia-Pacific (APAC) region were mostly flat year-over-year.

Excluding the positive effect of the recent acquisition of Ontology and the positive currency impact, the year-over-year decrease in sales of our protocol-layer product line comes from the Americas and EMEA, mostly due to the streamlining of our passive monitoring product line in the second half of fiscal 2017.  Otherwise, this product line delivered year-over-year increase in sales in the APAC region.

Overall, the year-over-year increase in total sales in the first quarter of fiscal 2018 comes from APAC and to a lesser extent from EMEA and the United States.

Bookings

In the first quarter of fiscal 2018, total bookings were positively impacted by our recent acquisitions as well as by the positive impacts of the decrease in the average value of the US dollars compared to other currencies. Otherwise, the decrease in bookings of our protocol-layer product line slightly offset the increase in bookings of our physical-layer product line year-over-year.

The year-over-year increase in bookings of our physical-layer product line mainly comes from the Americas where we received large orders for our network quality fiber monitoring systems. In addition, the recent acquisition of Yenista resulted in increased bookings year-over-year for this product line. Finally, the decrease in the average value of the US dollars, compared to other currencies had a positive impact on our physical-layer bookings year-over-year. This was offset in part by lower bookings for our copper-testing solutions (a subgroup within our physical-layer product line), compared to the same period last year.

The year-over-year decrease in bookings of our protocol-layer product line, despite the positive impact of recently acquired Ontology and the positive currency impact, comes from the EMEA and APAC regions, due in part to the streamlining of our passive monitoring product line in the second half of fiscal 2017 and the timing of the renewal of annual maintenance contracts in the current quarter compared to the same period last year.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion dollar deals that have prolonged sales and revenue recognition cycles related to our protocol-layer products. This has been amplified with the recent acquisition of Ontology.

Sales by geographic region

The following table summarizes sales by geographic region:

	Three months ended November 30,
	2017	2016

Americas	53%	56%
EMEA	23	23
APAC	24	21

	100%	100%

Customer concentration

In the first quarter of fiscal 2017 and 2018, our top customer accounted for 13.8% of our sales. In the first quarter of fiscal 2017 and 2018, our top three customers accounted for 23.3% and 21.6% of our sales, respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 36 of this document)

Gross margin before depreciation and amortization (gross margin) reached 63.3% of sales for the three months ended November 30, 2017, slightly up compared to 63.1% for the same period last year.

In the first quarter of fiscal 2018, a slightly more favorable product mix overall compared to the same period last year resulted in the slight increase of our gross margin year-over-year.

Otherwise, in the first quarter of fiscal 2018, the positive effect on our gross margin of higher foreign exchange gains on our forward exchange contracts, compared to the same period last year, were offset by higher inventory write-off year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended November 30, 2017, selling and administrative expenses were $23.2 million, or 36.6% of sales, compared to $21.6 million, or 35.0% of sales for the same period last year.

In the first quarter of fiscal 2018, our selling and administrative expenses increased $1.6 million year-over-year due to additional expenses following the acquisitions of Ontology and Yenista, inflation, salary increases, as well as acquisition-related costs following the recent business acquisitions.

In addition, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our selling and administrative expenses year-over-year.

Otherwise, the positive impact of our recent restructuring plan reduced our selling and administrative expenses year-over-year in the first quarter of fiscal 2018.

RESEARCH AND DEVELOPMENT EXPENSES

Gross Research and Development Expenses

For the three months ended November 30, 2017, gross research and development expenses totaled $13.1 million, or 20.6% of sales, compared to $12.6 million, or 20.5% of sales for the same period last year.

In the first quarter of fiscal 2018, our gross research and development expenses increased $0.5 million year-over-year due to additional expenses following the acquisitions of Ontology and Yenista, as well as inflation and salary increases.

In addition, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our gross research and development expenses year-over-year.

Otherwise, the positive impact of our recent restructuring plan reduced our gross research and development expenses year-over-year in the first quarter of fiscal 2018.

Tax Credits and Grants

For the three months ended November 30, 2017, tax credits and grants for research and development activities were $1.8 million, or 13.9% of gross research and development expenses, compared to $1.3 million, or 10.5% of gross research and development expenses for the same period last year.

For the three months ended November 2017, a shift in project mix resulted in additional expenses eligible to tax credits and grants compared to the same period last year. In addition, newly acquired Ontology and Yenista are entitled to tax credits and grants on research and development activities carried out in the United Kingdom and France. These factors also explain the increase in tax credits and grants as a percentage of gross research and development expenses year-over-year.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technology and customer relationships. In addition, intangible assets include software.

For the three months ended November 30, 2017, amortization of intangible assets reached $1.1 million, compared to $0.4 million for the same period last year.

The year-over-year increase in our amortization expense in the first quarter of fiscal 2018, compared to the same period last year, was mainly due to the acquisitions of Ontology (March 2017) and Yenista (October 2017).

FOREIGN EXCHANGE GAIN

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar compared to the US dollar would have a negative impact on our operating results.

For the three months ended November 30, 2017, we recorded a foreign exchange gain of $1.2 million compared to $0.5 million for the same period last year.

During the first quarter of fiscal 2018, the period-end value of the Canadian dollar decreased versus the US dollar and the euro, compared to the previous quarter, which resulted in a foreign exchange gain during the quarter. Overall, we reported a foreign exchange gain of $1.2 million during that period. In fact, the period-end value of the Canadian dollar decreased 2.7% versus the US dollar to CA$1.2888 = US$1.00 in the first quarter of fiscal 2018, compared to CA$1.2536 = US$1.00 at the end of the previous quarter. In addition, the period-end value of the Canadian dollar decreased 3.4% versus the euro to CA$1.5331 = €1.00 in the first quarter of fiscal 2018, compared to CA$1.4825 = €1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange gain during the quarter; this gain was offset in part by the loss created by the increase in the period-end value of the Canadian dollar versus the euro during the quarter. Overall, we reported a foreign exchange gain of $0.5 million during that period. In fact, the period-end value of the Canadian dollar decreased 2.3% versus the US dollar to CA$1.3428 = US$1.00 in the first quarter of fiscal 2017, compared to CA$1.3116 = US$1.00 at the end of the previous quarter. However, the period-end value of the Canadian dollar increased 2.7% versus the euro to CA$1.4200 = €1.00 in the first quarter of fiscal 2017, compared to CA$1.4601 = €1.00 at the end of the previous quarter.

INCOME TAXES

For the three months ended November 30, 2017, we reported income tax expenses of $1.7 million on earnings before income taxes of $4.4 million. For the corresponding period last year, we reported income tax expenses of $2.0 million on earnings before income taxes of $5.3 million.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and acquisition-related costs for business combinations are non-deductible for tax purposes. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was a result of the translation of the financial statements of our foreign subsidiaries from their local currency to the functional currency, and was therefore non-taxable. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these periods.

Please refer to note 10 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

On December 22, 2017, the US tax reform ("Tax Cuts and Jobs Act") was substantively enacted and would permanently reduce the maximum corporate income tax rate from 35% to 21%, effective for tax years beginning after December 31, 2017. Based on our estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, we will record a deferred income tax expense of approximately $1,500,000 in the consolidated statement of earnings of the second quarter of fiscal 2018 to account for the effect of this new substantively enacted tax rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at November 30, 2017, cash and short-term investments totaled $19.5 million, while our working capital was at $57.4 million. Our cash and short-term investments decreased by $19.8 million in the first quarter of fiscal 2018 compared to the previous quarter-end.

The following table summarizes the use of cash and short-term investments during the first quarter of fiscal 2018 in thousands of US dollars:

Acquisition of investment in Astellia	$(10,311)
Acquisition of Yenista	(9,540)
Purchases of capital assets	(1,991)
Unrealized foreign exchange loss on cash and short-term investments	(226)
Cash flows provided by operating activities	2,386
Other	(73)

$(19,755)

The unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the consolidated balance sheet.

Our short-term investments of $1.0 million consist of debt instruments issued by high-credit-quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis.

On December 21, 2017, we modified certain credit facilities whereby existing lines of credits, that provided advances up to CA$28.9 million (US$22.4 million), were replaced with revolving credit facilities of up to CA$70.0 million (approximately US$54.3 million) and US$9.0 million. These modified credit facilities will be used to finance the acquisition of Astellia's remaining shares by way of a public tender offer for an amount of €17.3 million (approximately US$20 million) as well as working capital and other general corporate purposes.

We believe that our cash balances and short-term investments totaling $19.5 million, combined with our available revolving credit facilities of up to $63.3 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the cash payment for the acquisition of Astellia's remaining shares of approximately $20.6 million, as well as any possible working capital requirements for our new acquisitions. In addition to these assets and credit facilities, we have unused available lines of credit of $27.3 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $2.4 million for the three months ended November 30, 2017, compared to cash flows used of $0.9 million for the same period last year.

Cash flows provided by operating activities in the first quarter of fiscal 2018 were attributable to the net earnings after items not affecting cash of $4.1 million, offset in part by the negative net change in non-cash operating items of $1.7 million; this was mainly due to the negative effect on cash of the $2.0 million increase in our inventories required for specific orders received but not yet recognized in sales, and the $1.4 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter, as well as the payment during the quarter of the fiscal 2017 annual bonuses to employees. These negative effects on cash were offset in part by the positive effect on cash of the $1.1 million decrease in our accounts receivable due to the timing of sales and receipts during the quarter, the $0.3 million decrease in our prepaid expenses due to timing of payments during the quarter, as well as the $0.2 million increase in our other liabilities during the quarter.

Cash flows used by operating activities in the first quarter of fiscal 2017 were attributable to the net earnings after items not affecting cash of $4.4 million, more than offset by the negative net change in non-cash operating items of $5.3 million; this was mainly due to the negative effect on cash of the $2.6 million increase in our accounts receivable due to the timing of sales and receipts during the quarter, the $1.2 million increase in our inventories to meet future demand, the $0.3 million increase in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered, and the negative effect on cash of the $1.4 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter, as well as the payment during the quarter of the fiscal 2016 annual bonuses to employees. These negative effects on cash were offset in part by the positive effect on cash of the $0.3 million decrease in our prepaid expenses due to timing of payments during the quarter.

Investing activities

Cash flows used by investing activities were $22.1 million for the three months ended November 30, 2017, compared to $6.5 million for the same period last year.

In the first quarter of fiscal 2018, we made cash payments of $1.9 million, $9.5 million and $10.3 million, respectively, for the purchase of capital assets, the acquisition of Yenista and the investment in Astellia. In addition, we acquired $0.2 million worth or short-term investments during the quarter.

For the corresponding period last year, we made cash payments of $1.2 million and $5.0 million, respectively, for the purchase of capital assets and the acquisition of assets of Absolute Analysis Inc. In addition, we acquired $0.3 million worth or short-term investments during the quarter.

Contractual Obligations

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and equipment, licensing of intellectual property and long-term debt. The following table summarizes our contractual obligations as at November 30, 2017 in thousands of US dollars:

	Long-term debt	Operating leases	Licensing agreements	Total

No later than one year	$510	$2,444	$1,385	$4,339
Later than one year and no later than five years	1,300	7,243	1,410	9,953
Later than five years	395	1,431	‒	1,826
	$2,205	$11,118	$2,795	$16,118

In addition, on November 30, 2017, we had a letter of credit of €17.3 million (US$20.6 million) to guarantee the execution of the public tender offer to acquire Astellia's shares, which expires on May 27, 2018. In addition, we had letters of guarantee amounting to $0.7 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2020.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China, Finland and France, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at November 30, 2017, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2017 to August 2018	$16,100,000	1.3349
September 2018 to August 2019	11,100,000	1.3413
Total	$27,200,000	1.3375

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2017 to August 2018	$2,200,000	68.94
September 2018 to February 2019	4,000,000	67.72
	$6,200,000	68.15

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $2.3 million as at August 31, 2017 and $1.2 million as at November 30, 2017, mainly for our US/Canadian dollar forward exchange contracts. The quarter-end exchange rate was CA$1.2888 = US$1.00 as at November 30, 2017.

SHARE CAPITAL

As at January 9, 2018, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 23,286,971 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STRUCTURED ENTITIES

As at November 30, 2017, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2017, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS

Refer to note 2 to our condensed unaudited interim consolidated financial statements for the three months ended November 30, 2017 and to our consolidated financial statements for the year ended August 31, 2017, for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the first quarter of fiscal 2018, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2017.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization.

Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs, change in the fair value of cash contingent consideration and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA

	Three months ended November 30,
	2017	2016

IFRS net earnings for the period	$2,679	$3,303

Add (deduct):

Depreciation	1,154	903
Amortization	1,119	427
Interest and other (income) expense	338	(20)
Income taxes	1,740	1,962
Stock-based compensation costs	402	258
Change in fair value of cash contingent consideration	(155)	–
Foreign exchange gain	(1,218)	(512)
Adjusted EBITDA for the period	$6,059	$6,321

Adjusted EBITDA in percentage of sales	9.6%	10.2%

QUARTERLY SUMMARY FINANCIAL INFORMATION (1)
(tabular amounts in thousands of US dollars, except per share data)
	Quarters ended
	November 30, 2017	August 31, 2017	May 31, 2017	February 28, 2017

Sales	$63,391	$62,981	$58,505	$60,030
Cost of sales (2)	$23,289	$23,972	$24,555	$22,989
Net earnings (loss)	$2,679	$844	$(4,304)	$1,008
Basic and diluted net earnings (loss) per share	$0.05	$0.02	$(0.08)	$0.02

	Quarters ended
	November 30, 2016	August 31, 2016	May 31, 2016	February 29, 2016

Sales	$61,785	$62,858	$60,896	$53,597
Cost of sales (2)	$22,813	$24,145	$23,880	$18,904
Net earnings	$3,303	$2,252	$919	$3,963
Basic and diluted net earnings per share	$0.06	$0.04	$0.02	$0.07

(1)
Quarterly financial information has been derived from our condensed unaudited interim consolidated financial statements, which are prepared in accordance with the IFRS, as issued by the IASB, applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting". The presentation currency is the US dollar, which differs from the functional currency of the company (Canadian dollar).

(2)	The cost of sales is exclusive of depreciation and amortization.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PHILIPPE MORIN, Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of EXFO Inc. (the "issuer") for the interim period ended November 30, 2017.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer's Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2017 and ended on November 30, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: January 9, 2018

/s/ Philippe Morin
Philippe Morin
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PIERRE PLAMONDON, Chief Financial Officer and Vice-President, Finance of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of EXFO Inc. (the "issuer") for the interim period ended November 30, 2017.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer's Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2017 and ended on November 30, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: January 9, 2018

/s/ Pierre Plamondon
Pierre Plamondon, CPA, CA
Chief Financial Officer and Vice-President, Finance